SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2/A

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 069-00534

Cap Rock Energy Corporation

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, as amended (“Act”), and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
Cap Rock Energy Corporation	Texas	500 West Wall Street Midland, Texas 79701 Holding Company

NewCorp Resources Electric Cooperative Inc.	Texas	500 West Wall Street Midland, Texas 79701 Public Utility

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale:

Cap Rock Energy Corporation (“Caprock”) is a holding company and along with its subsidiaries, is engaged in the electric distribution business operating in various non-contiguous areas in the State of Texas. Caprock’s predecessor in interest, Cap Rock Electric Cooperative, Inc. (the Cooperative), was incorporated as an electric cooperative in the State of Texas in 1939. Caprock provides service to over 35,000 meters in 28 counties in Texas. This includes 24,000 meters in 17 counties in the Midland-Odessa area of West Texas (the West Texas Divisions), 6,000 meters in the Central Texas area around Brady, Texas, and over 4,000 meters in Northeast Texas in Hunt, Collin and Fannin Counties. Caprock provides management services to the Farmersville Municipal Electric System, which services over 1,400 meters in Farmersville, Texas.

Caprock purchases power for resale to its retail customers from wholesale suppliers and distributes that power to its customers over transmission lines covering over 320 miles and over 11,000 miles of distribution lines. Caprock’s primary focus is on distribution of electricity to its customers. Caprock purchases all electric power pursuant to wholesale electric power contracts with Southwest Public Service Company, Lower Colorado River Authority and Garland Power and Light, which account for approximately 76%, 12% and 12%, respectively, of the electric power purchases of the Company.

Caprock’s wholly owned public utility subsidiary, NewCorp Resources Electric Cooperative, Inc. (“NewCorp”) owns and operates a transmission system in the Caprock’s West Texas Divisions. NewCorp provides transmission services to Caprock pursuant to a FERC regulated tariff.

3. Certain information, for the calendar year 2003 with respect to Caprock and its subsidiaries, is provided in the following:

(a)	Total MWH sold and related revenues.

1,360,236 MWH - $117,947,462

(b)	MWH sold at retail and related revenues.

726,571 MWH - $82,217,594

(c)	MWH sold at wholesale and related revenues.

633,665 MWH - $35,729,868

(d)	MWH purchased and related purchased power expenses.

836,515 - $36,576,117

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Attached are the balance sheet and statement of income for the calendar year 2003 for the claimant.

Exhibit A. Financials to be filed by amendment.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23d day of April, 2004.

Cap Rock Energy Corporation

By	/s/ Lee D. Atkins

Lee D. Atkins
Senior Vice President and Chief Financial Officer

Attest

/s/

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Lee D. Atkins

Senior Vice President and Chief Financial Officer

Cap Rock Energy Corporation

500 West Wall Street

Midland, Texas 79701

CAP ROCK ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED DECEMBER 31,
	2003	2002	2001
	Successor	Successor	Predecessor

	(Thousands of dollars except shares and per share amounts)
Operating Revenues:
Electric sales	$81,402	$73,335	$52,326
Other	1,450	1,302	796

Total operating revenues	82,852	74,637	53,122

Operating Expenses:
Purchased power	36,578	36,433	28,194
Operations and maintenance	10,476	7,327	5,828
General and administrative	6,471	7,144	3,326
Depreciation and amortization	7,787	6,134	4,568
Property taxes	1,345	1,367	997
Impairment of Lamar combination costs (Note 5)	—	1,357	—
Other	326	202	229

Total operating expenses	62,983	59,964	43,142

Operating Income	19,869	14,673	9,980

Other Income (Expense):
Allocation of income from associated organizations	530	478	1,205
Interest expense, net of capitalized interest	(6,979)	(7,103)	(8,004)
Interest and other income	788	1,027	1,161
Loss on sale of MAP stock	(1,056)	—	—
Equity earnings in MAP (Notes 9 and 24)	144	115	88

Total other income (expense)	(6,573)	(5,483)	(5,550)

Income before income taxes	13,296	9,190	4,430
Income tax expense	2,098	414	—

Net Income	$11,198	$8,776	$4,430

Net income per common share:
Basic	$7.69	$6.74

Diluted	$7.41	$6.74

Weighted average number of shares outstanding:
Basic	1,455,443	1,302,355

Diluted	1,510,741	1,302,355

Pro forma Basic and Diluted Earnings Per Share (Unaudited):
Net income per share			$3.40

Pro forma shares outstanding			1,302,355

The accompanying notes are an integral part of these consolidated financial statements.

CAP ROCK ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
ASSETS	2003	2002
	Successor	Successor
	(Thousands of dollars)
Current Assets:
Cash	$12,170	$9,899
Restricted cash investment	14,169	—
Accounts receivable:
Electric sales, net	8,500	4,680
Other	371	380
Current notes receivable (Note 8 and 14)	1,250	12,490
Purchased power subject to recovery	—	3,501
Other current assets (Note 7)	1,587	8,735

Total current assets	38,047	39,685

Utility plant, net (Note 9)	152,162	156,517
Investments and notes receivable (Note 8)	10,045	12,490
Nonutility property, net (Note 10)	1,545	1,564
Other assets and deferred charges (Note 11)	1,190	1,038

Total Assets	$202,989	$211,294

LIABILITIES AND EQUITY

Current Liabilities:
Current portion of long-term debt	$4,654	$33,924
Short-term note payable	14,169	—
Accounts payable:
Purchased power	2,798	3,381
Other	2,679	1,796
Equity redemption credits (Note 2)	—	732
Purchased power cost subject to refund	203	—
Accrued and other current liabilities (Note 15)	3,902	3,066
Current income tax payable (Note 24)	562	414

Total current liabilities	28,967	43,313

Long-Term Debt, Net of Current Portion:
Mortgage notes (Note 12)	143,188	147,744
Note payable and other capital leases (Note 14)	184	308

Total long-term debt	143,372	148,052

Deferred Credits (Note 17)	3,677	5,191

Stockholders’ Equity:
Preferred stock, par value $1 per share, 50,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $.01 per share, 50,000,000 shares authorized, 1,302,355 shares issued and outstanding at December 31, 2002 and 1,650,395 issued and 1,567,725 outstanding at December 31, 2003	17	13
Paid in capital	11,641	5,949
Retained earnings	19,974	8,776
Less Deferred compensation	(3,826)	—
Less Treasury stock of 82,670 shares	(833)	—

Total stockholders’ equity	26,973	14,738

Total Liabilities and Stockholders’ Equity	$202,989	$211,294

The accompanying notes are an integral part of these consolidated financial statements.

CAP ROCK ENERGY CORPORATION

CONSOLIDATED STATEMENT OF EQUITY

	(Thousands of dollars except number of shares)
	Successor					Predecessor
			Paid in Capital	Retained Earnings	Total Stockholders’ Equity	Patronage Capital Credits	Other Equities and Margins	Patronage Capital Obligated to be converted to Shareholder Equity	Total Margins and Equities
	Common Stock
	# shares	Value
Balance, March 31, 2001						$15,480	$(9,805)		$5,675
Patronage capital credits retired for electric credits						(909)	—		(909)
Patronage capital credits retired for cash						(2,181)	657		(1,524)
Patronage capital obligated to be converted into shareholder equity (Note 2)						(12,390)	—	12,390	—
Net income for nine months						—	4,430		4,430

Balance, December 31, 2001						—	(4,718)	12,390	7,672
Issuance of the Company’s common stock to the	1,302,355	$13	$(13)	$—	$—
Cooperative in exchange for its net assets and liabilities			(4,718)		(4,718)		4,718		4,718
Conversion costs			(1,685)		(1,685)
Distribution by the Cooperative of shares of the Company’s common stock to the Cooperative’s members			12,390		12,390			(12,390)	(12,390)
Payments to former Cooperative members for fractional shares and other redemption equity			(25)		(25)
Net income				8,776	8,776

Balance, December 31, 2002	1,302,355	13	5,949	8,776	14,738	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CAP ROCK ENERGY CORPORATION

CONSOLIDATED STATEMENT OF EQUITY

(Continued)

	(Thousands of dollars except number of shares)
	Successor
			Paid in Capital	Retained Earnings	Deferred Compensation			Total Stockholders’ Equity
	Common Stock					Treasury Stock
	# shares	Value				# of Shares	Value
Balance, December 31, 2002	1,302,355	13	5,949	8,776				14,738
Repurchase of shares through tender offer						(82,140)	(821)	(821)
Stock awarded through Stock Incentive Plan, net of shares withheld for taxes and amortization of deferred compensation	348,940	4	5,720		(3,826)			1,898
Unvested shares forfeited	(900)		(9)					(9)
Repurchase of vested shares issued through stock incentive plan						(260)	(9)	(9)
Adjustment to original converson distribution			(19)			(270)	(3)	(22)
Net income				11,198				11,198

Balance, December 31, 2003	1,650,395	$17	$11,641	$19,974	$(3,826)	(82,670)	$(833)	$26,973

The accompanying notes are an integral part of these consolidated financial statements.

CAP ROCK ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED DECEMBER 31,
	2003	2002	2001
	Successor	Successor	Predecessor
	(Thousands of dollars)
Cash Flows From Operating Activities:
Net income	$11,198	$8,776	$4,430
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,772	9,253	8,328
Noncash deferred compensation expense	2,020	—	—
Write off of investments in proposed acquisitions	—	1,357	—
Equity earnings in Map	(144)	(115)	(88)
Loss on equity method investment value	1,056	—	—
Change in:
Other assets/deferred credits	(2,964)	5,909	17
Accounts receivable	(3,811)	(921)	2,370
Purchased power cost subject to refund	3,704	(3,888)	(3,808)
Other current assets	(1,059)	(6,386)	(926)
Accounts payable and accrued expenses	1,284	(735)	934

Net cash provided by operating activities	22,056	13,250	11,257

Cash Flows From Investing Activities
Utility plant additions	(5,209)	(1,517)	(4,257)
Proceeds from liquidation of investments	1,511	1,043	(76)
Issuance of notes receivable	(1,250)	—	—
Collection of notes receivable	12,490	1,000	2,100

Net cash provided by (used in) investing activities	7,542	526	(2,233)

Cash Flows From Financing Activities:
Net borrowings under lines of credit	—	—	40
Proceeds from other long-term debt and capital leases	14,169	534	—
Payments on mortgage notes	(3,704)	(3,034)	(2,320)
Payments on other long-term debt and capital leases	(30,246)	(6,387)	(4,377)
Restricted cash investment	(5,962)	—	—
Repurchase/acquisition of common stock	(852)	—	—
Retirement of former member equity	(732)	(488)	(2,605)

Net cash used in financing activities	(27,327)	(9,375)	(9,262)

Increase (Decrease) in Cash and Cash Equivalents:	2,271	4,401	(238)
Cash at beginning of period	9,899	5,498	5,736

Cash at end of period	$12,170	$9,899	$5,498

Noncash financing activities:
Deferred compensation related to stock awards	$3,695	—	—

Supplemental Cash Flow Information
Cash paid during the period for interest	$6,640	$8,611	$8,320
Cash paid during the period for income taxes	1,950	—	—

The accompanying notes are an integral part of these consolidated financial statements.